CONSENT OF PETERS GEOSCIENCES

The undersigned hereby consents to:

(i)	the filing of the written disclosure (the “Technical Disclosure”) regarding:

	(a)	the technical report entitled “The Daneros Mine Project, San Juan County, Utah, U.S.A.” dated July 18, 2012;

(b)

the technical report entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Whirlwind Property (Including Whirlwind, Far West, and Crosswind Claim Groups and Utah State Metalliferous Minerals Lease ML- 49312), Mesa County, Colorado and Grand County, Utah”, dated March 15, 2011;

	(c)	the technical report entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Energy Queen Project, San Juan County, Utah” dated March 15, 2011;

	(d)	the technical report entitled “Amended Technical Report on Energy Fuels Resources Corporation’s Willhunt Property, San Miguel County, Colorado” dated November 30, 2008;

	(e)	the technical report entitled “Updated Technical Report on Sage Plain Project (Including the Calliham Mine), San Juan County, Utah USA” dated March 18, 2014; and

	(f)	the technical report entitled “Technical Report on Energy Fuels Inc.’s La Sal District Project,” dated March 25, 2014,

contained in the Annual Information Form for the period ended December 31, 2014 (the “AIF”) of Energy Fuels Inc. (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2014, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission (the “SEC”);

(ii)

the incorporation by reference of such Technical Disclosure in the 40-F and the AIF into the Company’s Form S-8 Registration Statement (File No. 333-194900), filed with the SEC, and any amendments thereto (the “S-8”);

(iii)

the incorporation by reference of such Technical Disclosure in the AIF into the Company’s Form F-10 Registration Statement (File No. 333-194916), filed with the SEC, and any amendments thereto (the “F-10”); and

(iv)	the use of our name in the AIF, the F-10, the 40-F and the S-8.

PETERS GEOSCIENCES /s/ Douglas C. Peters
Name: Douglas C. Peters
Title Owner

Date: March 19, 2015